EXHIBIT 99.1

CANADIAN NATURAL RESOURCES LIMITED
HORIZON UPDATE
CALGARY, ALBERTA – FEBRUARY 2, 2017 – FOR IMMEDIATE RELEASE
Canadian Natural Resources Limited (“Canadian Natural” or the “Company”) provides an operations update for Horizon Oil Sands (“Horizon”). In December 2016 the Company continued to achieve higher than expected performance at Horizon, with production averaging approximately 184,000 bbl/d of Synthetic Crude Oil (“SCO”).  After the successful ramp of the Phase 2B expansion, average production in the fourth quarter of 2016 reached approximately 178,000 bbl/d of SCO, at the high end of previously issued fourth quarter 2016 Horizon production guidance.  As a result of these strong operational results and cost efficiencies at Horizon, the Company realized operating costs of $22.53/bbl (US$16.89/bbl) of SCO in the fourth quarter of 2016.
Horizon continues to perform above expected design rates, with January 2017 production averaging approximately 195,000 bbl/d of SCO.  As a result of this strong operational performance and realized cost efficiencies, Canadian Natural is lowering its 2017 SCO operating cost guidance by $2.00/bbl to $24.00/bbl to $27.00/bbl, including planned downtime for maintenance, turnaround and tie-in activities relating to the Phase 3 expansion.
As was previously announced, Canadian Natural continues to evaluate an opportunity to debottleneck the Horizon fractionation tower and potentially increase production by an additional 5,000 bbl/d to 15,000 bbl/d of SCO for an estimated project capital cost of $70 million. It is estimated that this opportunity would coincide with the turnaround in the third quarter of 2017, effectively increasing the planned outage from 24 to 45 days.  A final decision to proceed is expected in the second quarter of 2017.
The Horizon Phase 3 expansion, which is targeted to add 80,000 bbl/d of SCO production is on schedule and on budget for commissioning and start up in the fourth quarter of 2017. The completion of the Horizon expansion provides significant sustainable zero decline production to the Company’s long-life low decline asset base.
Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and Offshore Africa.

CANADIAN NATURAL RESOURCES LIMITED 2100, 855 – 2nd Street S.W. Calgary, Alberta, T2P 4J8 T 403-517-7777 Email: ir@cnrl.com www.cnrl.com

STEVE W. LAUT
President

COREY B. BIEBER
Chief Financial Officer and Senior Vice-President, Finance

MARK A. STAINTHORPE
Director, Treasury and Investor Relations

Trading Symbol - CNQ
Toronto Stock Exchange
 New York Stock Exchange

Certain information regarding the Company contained herein may constitute forward-looking statements under applicable securities laws.  Such statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Refer to our website for complete forward-looking statements www.cnrl.com